06018740

RECEIVED

2006 NOV 27 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4861

(Excerpt translation)

SUPPL

BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2007 (CONSOLIDATED)

November 7, 2006

Name of the Company:	MegaChips Corporation (URL http://www.megachips.co.jp)
Listing:	Tokyo Stock Exchange
Code number:	6875
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Person to contact:	Masayuki Fujii Director and Executive Officer Tel. (06) 6399-2884
Date of meeting of the Board of Directors for settlement of interim accounts:	November 7, 2006
Parent company:	-
Rate of shareholdings of the parent company in the Company:	-%
Application of US GAAP:	No.

PROCESSED

DEC 01 2006

THOMSON FINANCIAL

1. Consolidated business results for the interim financial period ended September 30, 2006 (April 1, 2006 through September 30, 2006):

(1) Consolidated operating results

(Note) Figures are indicated by discarding fractions of one million yen

	Interim financial period ended September 30		Financial period ended March 31
	2006	2005	2006
Sales	¥18,405 million (51.8%)	¥12,123 million ((-)22.6%)	¥30,721 million
Operating profit	¥1,079 million (52.2%)	¥709 million ((-)41.0%)	¥2,119 million
Ordinary profit	¥1,067 million (50.9%)	¥707 million ((-)40.5%)	¥2,119 million
Profit for the period	¥531 million (42.2%)	¥374 million ((-)40.6%)	¥1,321 million
Profit for the period per share	¥21.49	¥15.09	¥50.95
Fully diluted earnings per share for the period	¥21.40	¥-	¥50.92

(Notes)

1. Investment gain (loss) on equity method:

   Interim financial period ended September 30, 2006: ¥-
   Interim financial period ended September 30, 2005: ¥-
   Financial period ended March 31, 2006: ¥-

2. Average number of shares outstanding during each period (consolidated):

   Interim financial period ended September 30, 2006: 24,756,314 shares
   Interim financial period ended September 30, 2005: 24,790,140 shares
   Financial period ended March 31, 2006: 24,772,809 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the period indicate the rates of increase or decrease from the previous interim financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30		Financial period ended March 31
	2006	2005	2006
Total assets	¥27,236 million	¥23,182 million	¥23,986 million
Net assets	¥16,827 million	¥16,100 million	¥16,833 million
Net worth ratio	61.8%	69.5%	70.2%
Net assets per share	¥679.54	¥650.39	¥677.61

(Note) Number of issued shares outstanding at end of each period (consolidated):

Interim financial period ended September 30, 2006:	24,763,797 shares
Interim financial period ended September 30, 2005:	24,755,509 shares
Financial period ended March 31, 2006:	24,755,227 shares

(3) Consolidated cash flow condition

	Interim financial period ended September 30		Financial period ended March 31
	2006	2005	2006
Cash flows from operating activities	¥1,134 million	(¥190 million)	(¥3,471 million)
Cash flows from investing activities	(¥302 million)	(¥1,874 million)	(¥2,014 million)
Cash flows from financing activities	(¥361 million)	¥2,010 million	¥2,009 million
Cash and cash equivalents at the end of the period	¥5,135 million	¥8,028 million	¥4,677 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	4
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries:	Included:	0
	Excluded:	0
Companies subject to the equity method:	Included:	0
	Excluded:	0

2. Forecast of consolidated business results for the year ending March 31, 2007 (April 1, 2006 through March 31, 2007):

	Whole-year period
Sales	¥41,000 million
Ordinary profit	¥2,950 million
Profit for the period	¥1,750 million

(Reference) Forecast of profit for the period per share (whole-year period): ¥70.67

* The above forecast is made based on the information available to management at the time of publication hereof. The actual results may differ from these projections due to various factors in the future.

\- - - - -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

	Interim financial period ended September 30, 2006 (as at September 30, 2006)		Financial period ended March 31, 2006 (as at March 31, 2006)		Interim financial period ended September 30, 2005 (as at September 30, 2005)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
ASSETS						
I. Current assets						
1. Cash and deposits	5,135,105		4,677,766		8,028,705	
2. Trade notes and trade accounts receivable	14,529,812		13,786,942		9,839,451	
3. Inventories	2,889,979		970,183		583,956	
4. Deferred tax assets	198,965		189,808		180,093	
5. Others	386,850		364,037		358,170	
Allowance for doubtful receivables	(1,222)		(2,466)		(850)	
Total current assets	23,139,491	85.0	19,986,272	83.3	18,989,528	81.9
II. Fixed assets						
1. Tangible fixed assets						
(1) Buildings	86,078		92,499		97,118	
(2) Others	68,560		65,024		65,776	
Total tangible fixed assets	154,639	0.6	157,524	0.7	162,895	0.7
2. Intangible fixed assets						
(1) Others	199,487		164,179		143,288	
Total intangible fixed assets	199,487	0.7	164,179	0.7	143,288	0.6
3. Investments and other assets						
(1) Investment securities	2,512,309		2,605,500		2,741,960	
(2) Long-term deposit	400,000		400,000		500,000	
(3) Deferred tax assets	191,081		215,233		216,764	
(4) Others	641,955		460,373		430,397	
Allowance for doubtful receivables	(2,317)		(2,413)		(2,653)	
Total investments and other assets	3,743,028	13.7	3,678,694	15.3	3,886,468	16.8
Total fixed assets	4,097,154	15.0	4,000,397	16.7	4,192,653	18.1
TOTAL ASSETS	27,236,646	100.0	23,986,669	100.0	23,182,181	100.0

	Interim financial period ended September 30, 2006 (as at September 30, 2006)		Financial period ended March 31, 2006 (as at March 31, 2006)		Interim financial period ended September 30, 2005 (as at September 30, 2005)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	6,100,253		3,046,294		3,309,802	
2. Short-term loans payable	3,019,999		3,000,000		3,000,000	
3. Accrued corporate income taxes	518,336		535,410		241,749	
4. Allowance for bonuses	193,456		171,594		166,141	
5. Allowance for officers' bonuses	32,502		-		-	
6. Others	499,327		358,847		321,930	
Total current liabilities	10,363,875	38.0	7,112,147	29.6	7,039,623	30.3
II. Fixed liabilities						
1. Others	44,792		40,591		41,740	
Total fixed liabilities	44,792	0.2	40,591	0.2	41,740	0.2
TOTAL LIABILITIES	10,408,668	38.2	7,152,738	29.8	7,081,363	30.5
SHAREHOLDERS' EQUITY						
I. Capital	-	-	4,840,313	20.2	4,840,313	20.9
II. Additional paid-in capital	-	-	6,181,300	25.8	6,181,300	26.7
III. Retained earnings	-	-	7,441,028	31.0	6,493,425	28.0
IV. Revaluation difference of other securities	-	-	158,728	0.7	438,894	1.9
V. Foreign exchange translation adjustment	-	-	130,432	0.5	64,251	0.3
VI. Treasury stock	-	-	(1,917,871)	(8.0)	(1,917,367)	(8.3)
TOTAL SHAREHOLDERS' EQUITY	-	-	16,833,931	70.2	16,100,817	69.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	-	-	23,986,669	100.0	23,182,181	100.0
NET ASSETS						
I. Shareholders' equity						
1. Capital	4,840,313	17.8	-	-	-	-
2. Additional paid-in capital	6,181,300	22.7	-	-	-	-
3. Retained earnings	7,514,455	27.6	-	-	-	-
4. Treasury stock	(1,904,005)	(7.0)	-	-	-	-
Total Shareholders' equity	16,632,063	61.1	-	-	-	-
II. Revaluation and exchange differences, etc.						
1. Revaluation difference of other securities	107,052	0.4	-	-	-	-
2. Foreign exchange translation adjustment	88,861	0.3	-	-	-	-
Total of revaluation and exchange differences, etc.	195,914	0.7	-	-	-	-
TOTAL NET ASSETS	16,827,978	61.8	-	-	-	-
TOTAL LIABILITIES AND NET ASSETS	27,236,646	100.0	-	-	-	-

2. Consolidated Profit and Loss Statements

	Interim financial period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)		Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)		Financial period ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	18,405,574	100.0	12,123,210	100.0	30,721,884	100.0
II. Cost of sales	15,381,260	83.6	9,760,545	80.5	25,186,585	82.0
Gross profit on sales	3,024,313	16.4	2,362,665	19.5	5,535,298	18.0
III. Selling, general and administrative expenses	1,944,383	10.5	1,653,212	13.7	3,415,537	11.1
Operating profit	1,079,930	5.9	709,453	5.8	2,119,761	6.9
IV. Non-operating profit	6,101	0.0	23,099	0.2	34,114	0.1
1. Interest received	2,477		1,732		4,105	
2. Additional refunds of corporate income taxes	858		2,592		2,592	
3. Transfer back from allowance for doubtful receivables	1,340		970		-	
4. Exchange gain	-		7,391		14,832	
5. Gain from forgiveness of debts	-		8,763		9,015	
6. Gain from release from payment of unpaid dividends	1,072		-		-	
7. Miscellaneous income	353		1,650		3,567	
V. Non-operating expenses	18,692	0.1	25,146	0.2	34,681	0.1
1. Interest paid	6,707		32		6,053	
2. Loss from disposition of fixed assets	-		1,217		-	
3. Exchange loss	4,731		-		-	
4. Loss from investments in partnership	5,051		7,601		9,536	
5. Commissions for treasury stock purchases	-		3,295		-	
6. Payment of penalty sums	-		4,482		4,743	
7. Loss on cancellation of lease agreements	-		4,500		4,500	
8. Amortization of consolidation adjustment	-		4,017		4,017	
9. Loss from advance payment for products	2,034		-		-	
10. Miscellaneous losses	168		-		5,830	
Ordinary profit	1,067,339	5.8	707,406	5.8	2,119,194	6.9
VI. Special income	27,000	0.1	-	-	57,471	0.2
1. Gain from sale of investment securities	27,000		-		57,471	
VII. Special loss	50,000	0.2	-	-	-	-
1. Litigation settlement payment	50,000		-		-	
Income before income taxes and others	1,044,339	5.7	707,406	5.8	2,176,666	7.1
Corporate income taxes, inhabitant taxes and enterprise taxes	494,734	2.7	221,625	1.8	728,224	2.4
Interperiod tax allocation adjustment	17,637	0.1	111,688	0.9	126,745	0.4
Profit for the period	531,967	2.9	374,092	3.1	1,321,696	4.3

3. Consolidated Statements of Changes of Shareholders' Equity, Etc. and Consolidated Surplus Statements

Consolidated Statement of Changes in Shareholders' Equity, Etc.

For the interim financial period of the year ending March 31, 2007 (from April 1, 2006 through September 30, 2006)

(thousand yen)

	Shareholders' equity					Revaluation and exchange differences, etc.	Total net assets
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity		
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770	289,160	16,833,931
Changes during the period							
Distribution of surplus*			(396,083)		(396,083)		(396,083)
Officers' bonuses*			(59,500)		(59,500)		(59,500)
Net profit for the period			531,967		531,967		531,967
Acquisition of treasury stock				(64)	(64)		(64)
Disposition of treasury stock			(2,957)	13,930	10,973		10,973
Changes in items other than shareholders' equity during the period – net						(93,245)	(93,245)
Total changes during the period	-	-	73,426	13,866	87,292	(93,245)	(5,953)
Balance as of September 30, 2006	4,840,313	6,181,300	7,514,455	(1,904,005)	16,632,063	195,914	16,827,978

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

Consolidated Surplus Statements

Items	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005) Amount (thousands of yen)		Financial period ended March 31, 2006 (from April 1, 2005 to March 31, 2006) Amount (thousands of yen)	
(Additional paid-in capital)				
I. Beginning balance of additional paid-in capital		6,181,300		6,181,300
II. Ending balance of additional paid-in capital		6,181,300		6,181,300
(Retained earnings)				
I. Beginning balance of retained earnings		6,543,168		6,543,168
II. Increase in retained earnings				
1. Profit for the period	374,092	374,092	1,321,696	1,321,696
III. Decrease in retained earnings				
1. Cash dividends	378,835		378,835	
2. Officers' bonuses	45,000	423,835	45,000	423,835
IV. Ending balance of retained earnings		6,493,425		7,441,028

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Interim financial period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)	Financial period ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
I. Cash flows from operating activities			
Income before income taxes and others	1,044,339	707,406	2,176,666
Depreciation	86,450	74,348	155,790
Amortization of long-term prepaid expenses	31,663	34,979	75,203
Loss on disposition of fixed assets	-	1,217	1,217
Increase (decrease) in allowance for doubtful receivables	(1,340)	(970)	406
Increase (decrease) in allowance for bonuses	21,862	(1,214)	4,239
Increase in allowance for officers' bonuses	32,502	-	-
Interest and dividend income	(2,477)	(1,732)	(4,305)
Loss from investments in partnership	5,051	7,601	9,536
Exchange (gain) loss	676	(6,154)	-
Interest expense	6,707	32	6,053
Income from sale of investment securities	(27,000)	-	(57,471)
Litigation settlement payment	50,000	-	-
Gain from forgiveness of debts	-	(8,763)	(9,015)
Loss on cancellation of lease agreements	-	4,500	4,500
Increase in trade accounts receivable	(747,159)	(381,243)	(4,328,494)
(Increase) decrease in inventories	(1,919,796)	44,361	(341,865)
Increase in trade accounts payable	3,044,466	1,069,121	801,959
Officers' bonuses paid	(59,500)	(45,000)	(45,000)
(Increase) decrease in other current assets	(30,373)	101,366	96,885
Increase (decrease) in other current liabilities	103,769	(179,611)	(190,721)
Others	(1,014)	(15,560)	(11,507)
Subtotal	1,638,828	1,404,688	(1,655,923)
Interest and dividend income	2,477	1,724	4,305
Interest paid	(6,296)	(1,594)	(6,399)
Corporate income taxes paid	(749,600)	(1,594,929)	(1,813,839)
Corporate income taxes refunded	249,110	-	-
Net cash provided by (used in) operating activities	1,134,520	(190,111)	(3,471,856)

	Interim financial period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)	Financial period ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
II. Cash flows from investing activities			
Placement of time deposit	-	(100,000)	(100,000)
Withdrawal of time deposit	-	100,000	200,000
Purchase of tangible fixed assets	(21,883)	(25,778)	(55,173)
Purchase of intangible fixed assets	(105,395)	(22,558)	(84,330)
Purchase of investment securities	-	(2,078,758)	(2,266,414)
Sale of investment securities	31,656	5,424	84,252
Payment for long-term prepaid expenses	(207,960)	(34,397)	(68,994)
Purchase of beneficial interests in trust	-	(300,000)	(300,000)
Redemption of beneficial interests in trust	-	500,000	500,000
Payment of guarantee	(135)	(200)	(6,612)
Refund of guarantee	789	1,141	1,856
Loans	-	(20,000)	(20,000)
Refund premiums	353	100,000	100,000
Others	-	454	454
Net cash provided by (used in) investing activities	(302,576)	(1,874,672)	(2,014,961)
III. Cash flows from financing activities			
Net increase in short-term debt	19,999	3,001,039	3,001,146
Net (increase) decrease in treasury stock	10,909	(614,246)	(614,750)
Cash dividends paid	(392,820)	(376,584)	(377,350)
Net cash provided by (used in) financing activities	(361,911)	2,010,208	2,009,045
IV. Translation gain (loss) related to cash and cash equivalents	(12,693)	68,021	140,278
V. Net increase (decrease) in cash and cash equivalents	457,338	13,445	(3,337,494)
VI. Cash and cash equivalents at the beginning of the period	4,677,766	8,015,260	8,015,260
VII. Cash and cash equivalents at the end of the period	5,135,105	8,028,705	4,677,766

(Translation)

November 7, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(Tel.: 06-6399-2884)

Notice on Adjustment to the Forecast of Business Results for the Year Ending March 31, 2007

MegaChips Corporation (the "Company") will, in consideration of the recent developments of operating results, make adjustment to the forecast of its business results, as given at the time of publication of the "Brief Statement of Accounts for the Year Ended March 31, 2006" on May 12, 2006, as described below. No adjustment is made to the forecasts of non-consolidated business results for the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006) and the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007).

Description

1. Adjustment to the forecast of consolidated business results:

(1) For the interim period of the year ending March 31, 2007 (from April 1, 2006 to September 30, 2006):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on May 12, 2006)	17,500	800	400
Adjusted forecast (B)	18,405	1,067	531
Amount of increase or decrease (B-A)	905	267	131
Rate of increase or decrease	5.2%	33.4%	32.8%
Previous results (for the interim period of the year ended March 31, 2006 (from April 1, 2005 to September 30, 2005))	12,123	707	374

(2) For the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on May 12, 2006)	39,000	2,950	1,750
Adjusted forecast (B)	41,000	2,950	1,750
Amount of increase or decrease (B-A)	2,000	0	0
Rate of increase or decrease	5.1%	-	-
Previous results (for the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006))	30,721	2,119	1,321

2. Reason for the adjustment:

The consolidated business results of the Group (which includes the Company and its group companies) for the interim period of the year ending March 31, 2007 were better than the previous forecast due to strong demand for its LSIs for storing game software (custom memories), core products in its business of customer-specific LSIs (ASIC). As a result, on a consolidated basis, sales totaled ¥18,405 million, a 5.2% increase from the previous forecast. Operating profit and ordinary profit amounted to ¥1,079 million, a 34.9% increase over the previous forecast, and ¥1,067 million, a 33.4% increase, respectively. Thus, profit for the period amounted to ¥531 million, a 32.8% increase.

On a whole-year basis, sales in the LSI business are expected to increase as demand for its LSIs for storing game software (custom memories) will continue to remain strong. However, sales in the system business are expected to decrease as demand for system products for recording and transmitting digital images in the security and monitoring area will decrease from the previous forecast. As a result, on a consolidated basis, sales are expected to total ¥41,000 million, a 5.1% increase from the previous forecast. Operating profit and ordinary profit are expected to amount to ¥3,000 million, on a par with the previous forecast, and ¥2,950 million, on a par with the previous forecast, respectively. Thus, profit for the period is expected to amount to ¥1,750 million, on a par with the previous forecast.

- Notice on the forecasts of business results

The above forecasts are made based on the information available to management as of the date hereof and assumptions as of the date hereof concerning uncertain factors that may affect the business results in the future. The actual results may materially differ from the above forecasts due to various factors in the future.

- END -